EF001 Disclaimer Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement. Cash Dividend Announcement for Equity Issuer Issuer name PetroChina Company Limited Stock code 00857 Multi-counter stock code and currency Not applicable Other related stock code(s) and name(s) Not applicable Title of announcement FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2022 Announcement date 29 March 2023 Status Update to previous announcement Reason for the update / change To update on the information relating to the exchange rate Information relating to the dividend Dividend type Final Dividend nature Ordinary For the financial year end 31 December 2022 Reporting period end for the dividend declared 31 December 2022 Dividend declared RMB 0.22 per share Date of shareholders' approval 08 June 2023 Information relating to Hong Kong share register Default currency and amount in which the dividend will be paid HKD 0.24277 per share Exchange rate RMB 1: HKD 1.10348 Ex-dividend date 20 June 2023 Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend 21 June 2023 16:30 Book close period From 22 June 2023 to 27 June 2023 Record date 27 June 2023 Payment date 28 July 2023 Share registrar and its address Hong Kong Registrars Limited Shops 1712-1716 Hopewell Centre 183 Queen's Road East Wanchai Hong Kong Page 1 of 3 v 1.1.1

EF001 Information relating to withholding tax Details of withholding tax applied to the dividend declared Details of withholding tax (including type of shareholders and applicable tax rates) applied to the dividends declared of H shares are set out in the table below. In addition, for individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For further details, please refer to the section headed "Distribution Plan for the Final Dividend for 2022" in the annual results announcement of the Company dated 29 March 2023. The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax Type of shareholders Tax rate Other relevant information (if any) Enterprise - non-resident i.e. registered address outside PRC 10% The Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of nonindividual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by nonresident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Individual - non-resident i.e. registered address outside PRC 10% The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10% Individual - non-resident i.e. registered address outside PRC 20% For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%. Details of withholding tax applied to the dividend declared Page 2 of 3 v 1.1.1

EF001 Mainland investors (excluding enterprises) from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect 20% For dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. For dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai- Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. Information relating to listed warrants / convertible securities issued by the issuer Details of listed warrants / convertible securities issued by the issuer Not applicable Other information Other information Not applicable Directors of the issuer As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors. Page 3 of 3 v 1.1.1